ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 3, 2004

04024946

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2004 MAY 11 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
3 May 2004 – (ASX Announcement & Media Release – China Update)

5/18

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

3 May 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

BEIBU GULF APPRAISAL WELL CONFIRMS 11 METRE NET OIL PAY, OFFSHORE CHINA

SUMMARY

The Wei 12-8-3 appraisal well in Block 22/12 in the Beibu Gulf, offshore China, has confirmed a 11 metre gross oil column with a 100% net oil pay, slightly thicker than the pay in the discovery well drilled in 1994 some 800 metres to the south. Reservoir quality is excellent with average porosity in excess of 30% and multi-darcy inferred permeabilities. The Oil-Water Contact in the current well is consistent with that seen in the discovery well. The well has also confirmed the highly viscous nature of the oil and this is expected to be the main challenge with regard to potentially developing the field. Later this week, when Wei 12-8-3 operations have been completed, the rig will start drilling the first contingent well in the current programme, the Wei 12-3-4 appraisal well, approximately 2 km north of the current location.

BLOCK 22/12, BEIBU GULF, OFFHORE CHINA (FAR 5%)

FAR is pleased to advise that the Wei 12-8-3 appraisal well has reached a Total Depth of 1,378 metres. Key wireline logs have been run and two cores have been cut in the reservoir and associated section. Currently, wireline operations are being completed prior to acquiring a 3D-VSP seismic survey which is believed to be a "first" for the Asian-Australian region.

The Wei 12-8-3 well is located in 33 metres of water 830 metres north of the 1994 Wei 12-8-2 discovery well which flowed 2,355 BOPD from the Miocene Jiaowei Formation via a downhole electric submersible pump.

Information collected while drilling Wei 12-8-3, together with the preliminary interpretation of initial wireline log data, the partial examination of two cores cut through the reservoir section and initial analysis of fluid samples, confirm an 11 metre gross oil column in the Jiaowei Formation, all of which is net oil pay. Top reservoir came in essentially on prognosis, approximately 3 metres high to the discovery well. Reservoir quality is excellent with an average porosity above 30% and inferred multidarcy permeabilities. The Oil-Water Contact ("OWC") is consistent with the contact established in the discovery well. At, and just below, the OWC in Wei 12-8-3 there appear to be some thin streaks which display much lower permeabilities and which hold out the possibility that they may act as "aquatards" effectively reducing the rate of water coning should the field be brought on to production.

Preliminary, on-site, viscosity measurements indicate a highly viscous oil. Although this is, again, broadly consistent with data from the discovery well, the measured viscosity in the current well is higher than pre-drill expectations which had been based on a reinterpretation of the balance of interpretive evidence from the discovery well. Wei 12-8-3 also encountered oil shows in top basement which will be subject to further post-drill analysis.

Subsequent to finishing operations at the current well the rig will move to drill the third well, which will also be the first contingent well, in this two to five well drilling programme. That well, Wei-12-3-4, will be a down dip appraisal of the 1982 Wei 12-3-1 oil discovery which flowed 36° API oil at 1,380 BOPD from the Weizhou Formation. It is expected that Wei 12-3-4 will start drilling towards the end of this week approximately 2 km north of the current Wei 12-8-3 location (Attachment 1).

As previously advised, regardless of the results obtained, the Wei-12-8-3 well will be plugged and abandoned in accordance with the pre-drill programme.

The Block 22/12 Joint Venture consists of:

Roc Oil (China) Company	40%
Horizon Oil Limited	30%
Petsec Energy Limited	25%
Oil Australia Pty Limited *	5%

- a wholly owned subsidiary of First Australian Resources Ltd.

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

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